UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 29, 2025 and December 31, 2025, Big Tree Cloud Holdings Limited (the “Company”) received two written notifications (the “Notification Letters”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum Market Value of Listed Securities (“MVLS”) of US$50,000,000 and the minimum Market Value of Publicly Held Shares (“MVPHS”) of US$15,000,000 set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market.

On December 29, 2025, the Company received a notification letter from Nasdaq, based on Nasdaq’s review of the Company’s MVLS for at least 30 consecutive business days from November 13, 2025 to December 26, 2025, the Company’s MVLS was below the required minimum of US$50,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has been granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVLS requirement. To regain compliance, the Company’s MVLS must close at $50,000,000 or more for a minimum of ten consecutive business days during the compliance period. The letter notifies the Company of a deficiency but does not immediately affect its Nasdaq listing status.

On December 31, 2025, the Company received an additional notification letter from Nasdaq, based on Nasdaq’s review of the Company’s MVPHS for at least 30 consecutive business days from November 6, 2025 to December 30, 2025, the Company’s MVPHS was below the required minimum of US$15,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has been granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVPHS requirement. To regain compliance, the Company’s MVPHS must close at US$15,000,000 or more for a minimum of ten consecutive business days during the compliance period. The letter notifies the Company of a deficiency but does not immediately affect its Nasdaq listing status.

Both notification letters have no immediate effect on the listing or trading of the Company’s ordinary shares. The Company will consider available options during this period to restore compliance with Nasdaq listing requirements. The Company remains committed to executing its long-term business strategy and enhancing shareholder value.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

Exhibit

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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